Allthenticate

Technology | Hardware | Software | Female Founder | Fundraising

Use your smartphone to replace your passwords, keys, and cards, for everything

ALLTHENTICATE.NET SANTA BARBARA CALIFORNIA


Your password is weak.



Current authentication solutions are annoying and insecure. The security industry has been creating Band-Aid solutions, but none of them address the core problem. Fed up with these broken security systems, Chad spent the last 10 years of his career creating a system that is both usable and secure. If you want something done right, do it yourself.

Chad Spensky Co-founder and CEO @ Allthenticate

Why you may want to support us...

1. We eliminate entire classes of cyber attacks (i.e., phishing and card cloning).
2. Companies can use our system to manage all of their physical and digital assets in one place.
3. We provide best-in-class security, without compromising usability. In fact, we try to make it fun!
4. We believe we're the first to seamlessly merge digital authentication and physical access control.
5. Our flexible security ensures that our product will fit every user's needs, without any extra costs.

Why investors ❤ us

WE'VE RAISED $550,050 SINCE OUR FOUNDING

Evan has been an entrepreneur his whole life. He started a Lawn Mowing business when he was 12 years old and hasn't stopped innovating since. He's always looking ahead, not behind.

[deleted user]
Parent



I'm a lecturer in the math department at UCSB and Rita is easily one of the most talented and ambitious students I've had the chance of meeting. She sets very high goals for herself and is fearless and tireless in the pursuit of those goals. Her involvement in Allthenticate is enough to convince me that this is a worthwhile investment.

Nadir Hajouji



Chad is relentless and refused to lose when he sets his mind on a goal. He has proved this countless times, be it while working at MIT's Lincoln Lab or plowing through his PHD. He has a supreme grasp of the technical side of mobile security, paired with a realizable vision for a new future enabled through a technology he created and patented.

Matthew Messer

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chad Spensky
Co-founder and CEO
Ph.D. in Computer Science from UCSB's SecLab. Chad has over 10 years of research experience and is a lifetime hacker and maker. He is passionate about using technology to make people's lives easier and their digital systems more secure.

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Rita Mounir
Co-founder and COO
Serial entrepreneur, Rita graduated with a degree in Financial Mathematics and Statistics from the University of California, Santa Barbara. Rita also co-founded "The Center of Academic Achievement", where she promoted partnerships in 6+ countries

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Evan Blasband
Co-founder and CTO
With a M.S. in Electrical and Computer Engineering from UCSB, Evan has a passion for building systems at the intersection of hardware, software, and design that change the way people live their lives.

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In the news

UCSB SXSW PACIFIC COAST BUSINESS TIMES NVC UC Santa Barbara

Downloads

SXSW Deck - Allthenticate-2.pdf

The Story of Allthenticate

The research started 10 years ago when Chad dreamt up a better future. But the real work and real fun began in 2019 when a dreamer found a team, and that team created a company, Allthenticate.

First, Chad had a dream... A dream of using smartphones to get rid of passwords and fix the internet.

Back in 2009 Chad, our founder, a graduate student at the University of North Carolina at Chapel Hill at the time, became enthralled with the idea of using smartphones to replace passwords and implemented a distributed trust model on the internet.

In January 2012, Chad was hired as a member of the technical staff at MIT Lincoln Laboratory, where he would later meet Samuel Kerr and Hongyi Hu. Over the next 4 years Chad, Sam, and Hongyi would not only demonstrate the viability of Single Device Authentication (SDA), but built and demonstrated working prototypes. Indeed, they expanded the scope to not only replace passwords, but to replace *all* authentication mechanisms, both physical and digital. Commercial interest in the technology started to heat up and a patent application was filed.

Then in 2015, Chad, Sam, and Hongyi all parted ways to pursue different career paths, temporarily pausing their passion project. However, the three kept in contact and frequently spoke of commercializing their technology. Chad (a Ph.D. student at the University of California, Santa Barbara at the time) continued to develop the technology and validate its commercial viability.

In 2016, Evan, our CTO, joined the adventure and started helping Chad to develop SDA.

In 2019, Rita, our COO, joined the Allthenticate team. The three co-founders went on to win the UCSB New Venture Competition, a university-wide startup pitch competition, claiming both 1st Place overall and the People's Choice award. With this victory under its belt, an issued patent, and an exceptional founding team, Allthenticate was ready to start creating the dream that Chad had a decade earlier: ubiquitous, usable authentication (Allthentication).


PEOPLES CHOICE
$ 2,500
Deloitte.
Stradling
$ 10,000

In October 2019, Allthenticate took the metaphorical, and literal, leap and became a real company, incorporating as a Delaware C corporation -- officially embarking on the commercialization of their technology.



Early 2020, after the winter holidays, Allthenticate got their first office space at a local coworking space, formerly called *The Perch*, and made their first intern hire, introducing Eddie to the team. At this point, Allthenticate finally had the full system working, with custom door readers that were designed in house, a clean mobile app that ran on both Android and iOS, and an intuitive web-based management portal. We were ready to launch!



To add to the excitement, we were accepted as a finalist in the South By Southwest (SXSW) pitch competition in the Enterprise and Smart Data category. But then this happened: "*all SXSW activities scheduled for March 2020 were canceled by order of the City of Austin due to concerns around COVID-19.*" Nevertheless, we made the best of the situation and focused all our energy on developing our products to make sure that we were ready for our customers whenever they re-opened. You can see our virtual SXSW Pitch here and watch our Demo video.


Allthenticate Demo
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sda

Today, we are poised to take the digital authentication and physical access control market by storm -- changing the way that humans and computers interact, forever. The three founders are now working on Allthenticate full time --- Chad graduated with his Ph.D., Evan graduated with his M.S., and Rita transitioned from her previous job to work exclusively on Allthenticate. We have settled into a wonderful office in Goleta where we, and our interns, will be working out of for the foreseeable future. With three exceptional and dedicated founders, three brilliant and hardworking interns (Eddie, Bernie, and Nhung), and a dream that has the potential to change the world, Allthenticate is ready to start turning dreams into reality.


Your password is weak.

We have also officially launched our first fundraising round to help us develop our product further, hire necessary staff (i.e., salespeople and developers), and facilitate our marketing campaign. We want to share this opportunity with our friends and family, along with some local angel investors, to let you take part in our journey and our success. When we succeed, we want you to succeed as well!

Tomorrow will be better because of our technology. The goal of this company is to fix many of the fundamental security flaws with our existing infrastructure. Phishing will be a thing of past, Cybersecurity training will be a quick 5-minute lesson on how to use our app, and cyber-crime, as we know it today, will be history. Our technology enables distributed trust on the internet (with no single point of failure) and provides secure embedded systems (i.e., door readers and automotive plugins) that even nation-state actors would struggle to hack, all of which all interfaces with our mobile platform that enables anyone, anywhere, to securely authenticate to anything. Oh yeah, and it's dead simple to use. We are here to usher in a new era of authentication: ***Allthentication.*** **Join us!**

Investor Q&A

– COLLAPSE ALL

What does your company do?

At Allthenticate, we are building a better tomorrow: one without impossible passwords, annoying keys, or hardware tokens. We are building an all-in-one, secure, smartphone-based solution for all of your authentication needs (i.e., both physical and digital access control), which allows users to seamlessly interact with the world without ever worrying about keys, passwords, 2FA codes, or authentication at all, for that matter. Our patented technology is based on 10 years of research.

Where will your company be in 5 years?

As our name indicates, we plan on being "the" solution for all of your authentication needs. Whether it be unlocking the front door to your office, unlocking your computer, or logging into a website, Allthenticate will handle it. In 5 years we plan to offer both enterprise security solutions (i.e., securing both their physical doors and computer infrastructure) and consumer-facing offerings (e.g., "Sign in with Allthenticate"), which will offer both superior security and usability.

Why did you choose this idea?

Current authentication solutions are annoying and insecure. The security industry has been creating Band-Aid solutions, but none of them address the core problem. Fed up with these broken security systems, Chad spent the last 10 years of his career creating a system that is both usable and secure. If you want something done right, do it yourself.

How far along are you? What's your biggest obstacle?

Our smart door reader, mobile application, and management interface are ready to ship to customers. A beta version of our digital authentication solution is being tested in-house before we deploy it to the world.

The biggest obstacle for us right now is funding and sales. We are confident that we are building something great, and need some runway to get it to a mature state and hire the right people to get it into our customers' hands.

We have also had some early success:
* 1st Place and People's Choice in the UCSB New Venture Competition
* Selected as a finalist at South by Southwest Pitch Competition
* Case Study at the University of California, Santa Barbara
* Secured multiple beta customers in Santa Barbara

Who competes with you? What do you understand that they don't?

We are the one-stop-shop for all authentication needs, which is a product offering that is currently absent in the market. We have built a better solution from the ground up that seamlessly merges these two separate worlds into one. This makes us unique by enabling us to compete directly in both industries (physical access control and multi-factor authentication), with minimal overhead on our part, while offering both superior security and an optimized user experience. Security, usability, and extensibility are what will ensure that we can provide a superior product and experience for years to come. Competitors would have to scrap their existing infrastructure and redo it "correctly" to compete with us directly.

How will you make money?

Allthenticate offers our products in a tiered subscription model in addition to a one-time fee for our door readers. Businesses will pay a fixed price for each door reader and a monthly rate for each user, as is common with most popular software-based business expenses (e.g., G Suite, Trello, or Slack.):

* Physical Access Subscription: Permitting smartphones to open doors in the building, in a secure, flexible way
* Digital Access Subscription: Permitting smartphones to unlock computers, login to websites, and manage SSH keys
* Dual Subscription (Physical + Digital): Our intended product, with the largest value proposition (e.g., all-in-one solution)

All of our subscriptions are per active user, per month.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Starting a company is an inherently risky endeavor, and we wanted to be sure that we are going into this with our eyes open. Based on our strategic planning and risk analysis we believe these to be our top 5 risks:

* Industry giant enters direct product space - physical and digital solution
* Cash flow imbalance - we run out of money before we reach profitability
* Engineering impasse - creating our all-in-one solution is more difficult than we anticipated
* Customers do not want the all-in-one smartphone solution - the market we want does not actually exist
* Difficulty selling our product - our product-market fit exists, but our business or sales model is flawed

The things that we need to go right would be:
* Find a great product-market fit
* Early sales and valuable customer feedback
* Reaching a stable product early-enough to optimize our business model and sales model
* A well-engineered, stable, and scalable product
* Optimize our sales strategy to sustain growth